S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No. 9-07

                 October 31, 2007

DRILLING UPDATE – INCA PROJECT, CHILE

In July 2007 Samex commenced a 10,000 meter drill program at its INCA project near Inca de Oro, Chile designed to test copper-gold-molybdenum-silver targets identified from historic small-scale mine workings, surface geologic mapping of mineralized/altered zones and interpretation of IP geophysical surveys.  Drilling has progressed well, resulting in the completion to date of 27 holes totaling approximately 8,000 meters of core drilling.  The remaining 2,000 meters of drilling is expected to take approximately another month to complete, followed by core logging, sampling, assaying, evaluation and interpretation.  The drill program is being conducted by geologist Rob Kell, the Company’s Vice President of Exploration, a “qualified person” pursuant to Canadian Securities National Instrument 43-101.

SAMEX exploration staff is steadily advancing with the detailed process of core logging, splitting, sampling and assaying the drill core.  News updates describing the exploration program results and further technical details concerning the INCA project will be released upon completion of detailed review, evaluation, and interpretation of the compiled information.

Although the INCA property contains a number of historic small-scale mine workings, the property is without a known body of commercial ore and SAMEX activities to date are exploratory in nature.  Readers are reminded that until adequate drilling results have been obtained, reviewed and properly interpreted by qualified personnel, any conclusions as to the nature and extent of mineralization at INCA must be considered speculative in nature.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.